UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 15)*

BGC Partners, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

May 18, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	Page 2 of 14

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 103,347,670 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 103,347,670 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 103,347,670 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	Page 3 of 14

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 106,320,194 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 106,320,194 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 106,320,194 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.2%
14	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	Page 4 of 14

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,428,654 shares of Class A Common Stock
	8	Shared voting power 121,406,544 shares of Class A Common Stock
	9	Sole dispositive power 16,428,654 shares of Class A Common Stock
	10	Shared dispositive power 121,406,544 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 137,835,198 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 29.3%
14	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	Page 5 of 14

This Amendment No. 15 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated February 17, 2011 (“Amendment No. 8”), Amendment No. 9 to the Original 13D, dated January 16, 2013 (“Amendment No. 9”), Amendment No. 10 to the Original 13D, dated July 2, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original 13D, dated December 23, 2016 (“Amendment No. 11”), Amendment No. 12 to the Original 13D, dated May 25, 2018 (“Amendment No. 12”) and Amendment No. 13 to the Original 13D, dated November 23, 2018 (“Amendment No. 13”), and Amendment No. 14 to the Original 13D, dated November 16, 2022 (“Amendment No. 14”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, or Amendment No. 14, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following items. All of the information set forth below has been previously reported in the public filings of BGC Partners, Inc. (the “Company” or “BGC Partners”) and/or in Section 16(a) reports of the relevant persons, in each case unless otherwise indicated or not applicable.

Unless otherwise noted, the terms “Class A Common Stock” and “Class B Common Stock” refer to the Class A Common Stock and Class B Common Stock of the Company, respectively.

Corporate Conversion Agreement

As previously reported, on November 15, 2022, the Company and BGC Holdings, L.P., a Delaware limited partnership (“BGC Holdings”), along with certain other subsidiaries of the Company and, solely for the purposes of certain provisions therein, CFLP, entered into a corporate conversion agreement (the “Corporate Conversion Agreement”) in order to reorganize and simplify the Company’s organizational structure (the “Corporate Conversion”) through a series of mergers and related transactions (the “Corporate Conversion Transactions”). Upon completion of the Corporate Conversion Transactions, the stockholders of BGC Partners and the limited partners of BGC Holdings will participate in the economics of the BGC businesses through the same publicly traded corporate entity, BGC Group, Inc. (“BGC Group”).

The Corporate Conversion Agreement contains certain termination rights, including, among others, the right of the parties to terminate the Corporate Conversion Agreement if the Corporate Conversion Transactions have not been consummated on or prior to a given date (the “Corporate Conversion Termination Date”), which was originally May 15, 2023. On March 29, 2023, the Company and BGC Holdings entered into an amendment to the Corporate Conversion Agreement (the “Amendment to Corporate Conversion Agreement”) that changed the Corporate Conversion Termination Date to September 30, 2023 (provided that the Corporate Conversion Termination Date will automatically be extended to December 31, 2023 if, on September 30, 2023, any of the conditions relating to (i) the adoption of the Corporate Conversion Agreement by the requisite approval of the Company’s stockholders, (ii) the absence of any governmental injunction or order prohibiting the consummation of any merger or any of the contemplated Corporate Conversion Transactions, (iii) the BGC Group Class A common stock issuable in connection with the Corporate Conversion Transactions having been approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance or (iv) the effectiveness of the Registration Statement on Form S-4 filed by BGC Group in connection with the Corporation Conversion (the “Corporate Conversion S-4”), have not been satisfied).

On April 6, 2023, BGC Group filed the Corporate Conversion S-4 with the Securities and Exchange Commission in connection with the Corporate Conversion. The Corporate Conversion S-4 was declared effective on May 25, 2023. On May 26, 2023, pursuant to the previously reported Support Agreement between the Company and CFLP dated as of November 15, 2022, CFLP delivered its written consent approving and adopting the Corporate Conversion Agreement and the Corporate Conversion Transactions, with such consent to be effective on the 20th business day following the date on which the Company commences mailing of the consent solicitation statement included in the Corporate Conversion S-4 to the Company’s stockholders. The Company currently expects to close the Corporate Conversion effective immediately after the closing of the Company’s second quarter on June 30, 2023.

CUSIP No. 05541T 10 1	Page 6 of 14

The foregoing description of the Amendment to Corporate Conversion Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amendment to Corporate Conversion Agreement, a copy of which is filed as Exhibit 60 hereto and is incorporated by reference herein.

CFLP’s Rights to Purchase Exchangeable Limited Partnership Interests from BGC Holdings

As previously reported, CFLP has the right to purchase exchangeable limited partnership interests (“CFLP units”) from BGC Holdings upon redemption of non-exchangeable founding/working partner units of BGC Holdings (“FPUs”) redeemed by BGC Holdings upon termination or bankruptcy of the founding/working partner. In addition, pursuant to Article Eight, Section 8.08, of the Second Amended and Restated Agreement of Limited Partnership of BGC Holdings (the “BGC Holdings Limited Partnership Agreement”), where either current, terminating, or terminated partners are permitted by the Company to exchange any portion of their FPUs and CFLP consents to such exchangeability, the Company shall offer to CFLP the opportunity for CFLP to purchase the same number of CFLP units at the price that CFLP would have paid for the FPUs had the Company redeemed them.

On April 16, 2023, CFLP purchased from BGC Holdings an aggregate of (i) 533,757 CFLP units for aggregate consideration of $1,051,080 as a result of the redemption of 533,757 FPUs, and (ii) 85,775 CFLP units for aggregate consideration of $173,154 as a result of the exchange of 85,775 FPUs. Any such CFLP units purchased by CFLP are currently exchangeable for up to 23,610,420 shares of Class B Common Stock or, at CFLP’s election or if there are no such additional available shares of Class B Common Stock, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments).

As of May 23, 2023, there were 104,327 FPUs in BGC Holdings that BGC Holdings had the right to redeem or exchange. In connection with the Corporate Conversion, BGC Holdings will redeem or exchange these 104,327 FPUs and redeem an additional 5,645,105 FPUs, and CFLP will exercise its purchase rights to acquire an aggregate of 5,749,432 CFLP units, which will be converted into an equivalent number of shares of BGC Group Class B common stock in the Corporate Conversion Transactions.

As previously reported, under the terms of the Corporate Conversion Agreement, a portion of the BGC Group Class B common stock that will be received by CFLP in the Corporate Conversion is subject to potential conversion into BGC Group Class A common stock if BGC Group does not issue shares of BGC Group common stock with an aggregate value of at least $75,000,000 (with the value of each issuance calculated based on the closing market price of BGC Group common stock on the date of issuance), after the closing of the Corporate Conversion and on or prior to the seventh anniversary of the closing of the Corporate Conversion, in connection with mergers, acquisitions and business combinations undertaken by BGC Group or any of its subsidiaries. If BGC Group does not issue at least such amount of shares in such circumstances during such seven-year period, then approximately 40.4 million shares of BGC Group Class B common stock held by CFLP will be converted into an equivalent number of BGC Group Class A common stock at the end of such seven-year period (provided that such number will be decreased to the extent that CFLP has sold or transferred any BGC Group Class B common stock to a third party and converted such shares into BGC Group Class A common stock during such seven-year period).

Distribution Rights Shares

As of May 23, 2023, CFLP has distributed to its current and former partners an aggregate of 20,850,346 shares of Class A Common Stock, consisting of (i) 19,372,639 shares to current and former CFLP partners to satisfy certain of CFLP’s distribution rights obligations provided to such partners on April 1, 2008, receipt of which had been deferred by those partners entitled to receive such shares (the “April 2008 distribution rights shares”), and (ii) 1,477,707 shares to satisfy certain of CFLP’s distribution rights obligations provided to current and former CFLP partners on February 14, 2012 in connection with CFLP’s payment of previous quarterly partnership distributions, receipt of which had been deferred by those partners entitled to receive such shares (the “February 2012 distribution rights shares” and, collectively with the April 2008 distribution rights shares, the “distribution rights shares”). As of May 23, 2023, CFLP was still obligated to distribute to its current and former partners an aggregate of 15,756,625 shares of Class A Common Stock, consisting of 13,999,105 April 2008 distribution rights shares and 1,757,520 February 2012 distribution rights shares, receipt of which has been deferred by those partners currently entitled to receive such shares.

CUSIP No. 05541T 10 1	Page 7 of 14

Standing Policy for Mr. Lutnick and Recent Redemptions and Exchanges for Messrs. Merkel and Lutnick

In December 2010, as amended in 2013, the Company’s Audit Committee and Compensation Committee approved a standing policy that gave Mr. Lutnick the same right, subject to certain conditions, to accept or waive opportunities that have previously been offered, or that may be offered in the future, to other executive officers to monetize or otherwise provide liquidity with respect to some or all of their non-exchangeable limited partnership units of BGC Holdings or to accelerate the lapse of or eliminate any restrictions on transferability with respect to shares of restricted stock. In January 2017, the policy was further amended to include recent executive awards such as transactions that monetize and/or provide liquidity of partnership or equity awards granted to the Company’s executive officers, including the right to exchange non-distribution earning units such as BGC Holdings NPSUs into distribution earning units such as BGC Holdings PSUs, or convert preferred units such as BGC Holdings PPSUs into regular, non-preferred units, such as BGC Holdings PSUs. Thus, the policy provides generally that Mr. Lutnick shall be treated no less favorably than, and in proportion to, any other executive officer with respect to the change, right or modification of partnership or equity awards. As previously disclosed by BGC Partners, Mr. Lutnick historically has elected to waive his right to participate in most such opportunities under the standing policy. Therefore, such rights, when exercised by Mr. Lutnick, represent the application of such rights to cumulative units and awards granted over a multi-year period, during which Mr. Lutnick had waived the exercise of his rights. Effective as of the effective time of the Corporate Conversion, Mr. Lutnick’s standing policy will be assumed by BGC Group and amended to apply to all equity-related awards that may be granted to Mr. Lutnick by BGC Group in the future under the BGC Group, Inc. Long Term Incentive Plan.

In connection with the Corporate Conversion, on May 18, 2023 the BGC Partners Compensation Committee approved the redemption of all of the non-exchangeable BGC Holdings units held by Mr. Stephen Merkel at that time. On May 18, 2023, Mr. Merkel’s 148,146 NPSU-CVs, 33,585 PSU-CVs, and 74,896 PSUs were redeemed for zero and an aggregate of 256,627 shares of Class A Common Stock were granted to Mr. Merkel, and 148,146 NPPSU-CVs with a total determination amount of $681,250 and 33,585 PPSU-CVs with a total determination amount of $162,500 were redeemed for an aggregate cash payment of $843,750. After deduction of shares of BGC Partners Class A common stock to satisfy applicable tax withholding through the surrender of shares of BGC Partners Class A common stock valued at $4.61 per share, Mr. Merkel received 196,525 net shares of Class A Common Stock

Since Mr. Lutnick had previously repeatedly waived his rights under the standing policy, as of May 18, 2023 his rights had accumulated for 7,879,736 non-exchangeable PSUs, and 103,763 non-exchangeable PPSUs with a determination amount of $474,195. Due to the May 18, 2023 monetization of all of Mr. Merkel’s then-remaining non-exchangeable BGC Holdings units, on such date Mr. Lutnick received additional incremental monetization rights for his then-remaining 3,452,991 non-exchangeable PSUs, and 1,348,042 non-exchangeable PPSUs with a determination amount of $6,175,805.

In connection with the Corporate Conversion and, as a result of the monetization event for Mr. Merkel, on May 18, 2023 Mr. Lutnick elected to exercise in full his monetization rights under the standing policy, which he had previously waived in prior years. All of the non-exchangeable BGC Holdings units that Mr. Lutnick held at that time were monetized as follows: 11,332,727 PSUs were redeemed for zero and 11,332,727 shares of Class A Common Stock were granted to Mr. Lutnick, and 1,451,805 PPSUs with an aggregate determination amount of $6,650,000 were redeemed for an aggregate cash payment of $6,650,000. After deduction of applicable tax withholding through the surrender of shares of BGC Partners Class A common stock valued at $4.61 per share, Mr. Lutnick received 5,710,534 net shares of Class A Common Stock.

On May 18, 2023, Mr. Lutnick also exchanged his then-remaining 520,380 exchangeable PSUs for 520,380 shares of Class A Common Stock. After deduction of applicable tax withholding through the surrender of shares of BGC Partners Class A common stock valued at $4.61 per share, Mr. Lutnick received 232,610 net shares of Class A Common Stock. In addition, on May 18, 2023, Mr. Lutnick’s then-remaining 1,474,930 non-exchangeable HDUs were redeemed for a cash capital account payment of $9,148,000, $2.1 million of which was paid by BGC Partners with the remainder paid by Newmark Group, Inc.

As a result of the various transactions on May 18, 2023 described above, Mr. Lutnick no longer holds any limited partnership units of BGC Holdings. Mr. Lutnick does not have any current intention to sell any shares that he received from the transactions on May 18, 2023, although they may be gifted or donated to charitable organizations from time to time.

Change in Control Agreements

On August 3, 2011, each of Messrs. Lutnick and Mr. Merkel entered into an amended and restated Change in Control Agreement with the Company (the “Change in Control Agreements”), providing that, upon a change in control of the Company, all stock options, RSUs, restricted stock, and other awards based on shares of Class A Common Stock held by them immediately prior to such change in control shall vest in full and become immediately exercisable, and all limited partnership units in BGC Holdings shall, if applicable, vest in full and be granted immediately exchangeable exchange rights for shares of Class A Common Stock. The Change in Control Agreements also clarify the provisions relating to the continuation of medical and life insurance benefits for two years following termination or extension of employment, as applicable. As of May 23, 2023, as a result of the monetization transactions described above, neither Mr. Lutnick or Mr. Merkel held any limited partnership units subject to monetization in connection with a change in control under the Change in Control Agreements.

CUSIP No. 05541T 10 1	Page 8 of 14

The Corporate Conversion will not constitute a change in control under the Change in Control Agreements. In connection with the Corporate Conversion, the Change in Control Agreements will be assumed by BGC Group, with such modifications thereto as are necessary to reflect the Corporate Conversion, but not with any changes to the benefits provided thereunder.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

See Item 4, which is incorporated by reference herein. Item 5 is hereby amended and restated as follows:

The information in this Item 5 is provided as of May 23, 2023. The information set forth in this Item 5 is based upon an aggregate of 351,631,988 shares of Class A Common Stock outstanding as of May 23, 2023, which, as of the same date, reflects the effect of all monetizations, unit redemptions, exchanges, dispositions, or other transactions reported in the public filings of the Company and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 14.

As described above, as of May 23, 2023, the aggregate number of April 2008 distribution rights shares that CFLP remains obligated to distribute is 13,999,105, all of which are distributable to current and former CFLP partners. Such partners include CFGM, Mr. Lutnick, and certain other persons listed below. As also described above, as of May 23, 2023, the aggregate number of February 2012 distribution rights shares that CFLP remains obligated to distribute is 1,757,520, including to CFGM, Mr. Lutnick and certain other persons listed below. As a result, certain of the distribution rights shares are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other holders of the distribution rights, including certain of the other persons listed below, resulting in substantial duplications in the number of shares of Class A Common Stock beneficially owned set forth below. Once CFLP distributes the remaining 15,756,625 distribution rights shares, these shares of Class A Common Stock will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of such shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR Management Partners, LLC (“KBCR”) and LFA LLC (“LFA”), and by the other recipients of the distribution rights shares, including certain of the other persons listed below.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by it, and (ii) 58,224,942 shares of Class A Common Stock acquirable upon exchange of 58,224,942 CFLP units. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the Chairman and Chief Executive Officer of CFGM and also the trustee of an entity that is the sole shareholder of CFGM. These amounts include 15,756,625 distribution rights shares which must be distributed by CFLP upon request, as discussed above.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 761,652 shares of Class A Common Stock acquirable upon conversion of 761,652 shares of Class B Common Stock held by it, (ii) 2,050,197 April 2008 distribution rights shares, receipt of which has been deferred, (iii) 160,675 February 2012 distribution rights shares, receipt of which has been deferred, and (iv) 103,347,670 shares of Class A Common Stock beneficially owned by CFLP, consisting of: (a) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by CFLP, and (b) 58,224,942 shares of Class A Common Stock acquirable upon exchange by CFLP of 58,224,942 CFLP units. The CFLP amounts include an aggregate of 15,756,625 distribution rights shares, which must be distributed by CFLP upon request, as discussed above.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 8,449,193 shares of Class A Common Stock held in Mr. Lutnick’s personal asset trust, of which he is the sole trustee, (ii) 5,033,338 shares of Class A Common Stock held directly, (iii) 2,008,300 shares of Class A Common Stock held in Mr. Lutnick’s GRAT IV account, of which he is the sole trustee, (iv) 615,036 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of April 30, 2023), (v) 288,418 shares of Class A Common Stock held in a Keogh retirement account, and (vi) 34,369 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts.

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,342,362 shares of Class A Common Stock held in various trust, retirement and custodial accounts consisting of (i) 781,756 shares of Class A Common Stock held by a trust for the benefit of descendants of Mr. Lutnick and his immediate family (the “Trust”), of which Mr. Lutnick’ s wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (ii) 539,306 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (iii) 20,275 shares of Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’ s family under the Uniform Gifts to Minors Act, and (iv) 1,025 shares of Class A Common Stock held in other retirement accounts for the benefit of Mr. Lutnick’s spouse;

CUSIP No. 05541T 10 1	Page 9 of 14

(b) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by CFLP, and 761,652 shares of Class A Common Stock acquirable upon conversion of 761,652 shares of Class B Common Stock held by CFGM;

(c) 58,224,942 shares of Class A Common Stock acquirable upon exchange by CFLP of 58,224,942 BGC Holdings exchangeable limited partnership interests;

(d) 7,742,325 April 2008 distribution rights shares receivable by Mr. Lutnick, receipt of which has been deferred;

(e) 1,231,396 February 2012 distribution rights shares receivable by Mr. Lutnick, receipt of which has been deferred;

(f) 2,050,197 April 2008 distribution rights shares receivable by CFGM, receipt of which has been deferred;

(g) 160,675 February 2012 distribution rights shares receivable by CFGM, receipt of which has been deferred;

(h) 1,610,182 April 2008 distribution rights shares receivable by the Trust, receipt of which has been deferred;

(i) 600,938 shares of Class A Common Stock owned of record by KBCR;

(j) 2,048,000 April 2008 distribution rights shares receivable by KBCR, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP, receipt of which has been deferred;

(k) 287,967 February 2012 distribution rights shares receivable by KBCR, receipt of which has been deferred;

(l) 161,842 April 2008 distribution rights shares receivable by LFA, receipt of which has been deferred;

(m) 16,193 February 2012 distribution rights shares receivable by LFA, receipt of which has been deferred; and

(n) 45,145 shares of Class A Common Stock owned by LFA.

The CFLP amounts included in Mr. Lutnick’s holdings include an aggregate of 15,756,625 distribution rights shares, which must be distributed by CFLP upon request, as discussed above.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, (ii) 2,048,000 April 2008 distribution rights shares receivable by KBCR, receipt of which has been deferred, and (iii) 287,967 February 2012 distribution rights shares receivable by KBCR, receipt of which has been deferred.

Mr. Stuart A. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 15,000 shares of Class A Common Stock owned of record by him, and (ii) Mr. Fraser is the beneficial owner of, and has shared voting and dispositive power with respect to an aggregate of 507,975 shares of Class A Common Stock held by trusts for the benefit of Mr. Fraser’s children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 329,316 shares of Class A Common Stock, comprised of (i) 286,891 shares of Class A Common Stock held in his individual account, and (ii) 42,425 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account (as of April 30, 2023). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,258 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel’s immediate family, of which Mr. Merkel’s spouse is the sole trustee.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 399,690 shares of Class A Common Stock, comprised of (i) 317,216 shares of Class A Common Stock held by her, (ii) 30,175 shares of Class A Common Stock held in her individual retirement accounts, (iii) 50,152 shares of Class A Common Stock held in Ms. Lutnick’s 401(k) account (as of April 30, 2023), and (iv) 2,147 shares of Class A Common Stock held in a trust account where she is the sole beneficiary. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 185,541 shares of Class A Common Stock, comprised of (i) 38,558 shares of Class A Common Stock held by LFA, (ii) 133,062 April 2008 distribution rights shares, receipt of which has been deferred, and (iii) 13,921 February 2012 distribution rights shares, receipt of which has been deferred.

Mr. Steven Bisgay does not beneficially own any shares of Class A Common Stock.

CUSIP No. 05541T 10 1	Page 10 of 14

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 8,599 shares of Class A Common Stock held in her individual retirement accounts. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 781,756 shares of Class A Common Stock held by trusts for the benefit of descendants of Mr. Howard Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, (ii) 5,548 shares of Class A Common Stock held by LFA, (iii) 1,025 shares of Class A Common Stock held in her individual retirement account, (iv) 1,610,182 April 2008 distribution rights shares receivable by the family trust, receipt of which has been deferred, (v) 23,780 April 2008 distribution rights shares, receipt of which has been deferred, and (vi) 2,272 February 2012 distribution rights shares, receipt of which has been deferred.

(a) Number of shares and percent of Class A Common Stock beneficially owned as of May 23, 2023 by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	103,347,670
CFGM	106,320,194
Mr. Lutnick	137,835,198
KBCR	2,936,905
Mr. Fraser	522,975
Mr. Merkel	335,574
Ms. Edith Lutnick	585,231
Mr. Bisgay	0
Ms. Allison Lutnick	2,433,162

Percent of Class A Common Stock:

Person	Percentage
CFLP	22.7%
CFGM	23.2%
Mr. Lutnick	29.3%
KBCR	*
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Bisgay	*
Ms. Allison Lutnick	*

*	less than 1%

(b) Number of shares of Class A Common Stock beneficially owned as of May 23, 2023 as to which the Reporting Persons and each of the other persons listed below has:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	16,428,654
KBCR	0
Mr. Fraser	15,000
Mr. Merkel	329,316

CUSIP No. 05541T 10 1	Page 11 of 14

Person	Number of Shares
Ms. Edith Lutnick	399,690
Mr. Bisgay	0
Ms. Allison Lutnick	8,599

CUSIP No. 05541T 10 1	Page 12 of 14

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	103,347,670
CFGM	106,320,194
Mr. Lutnick	121,406,544
KBCR	2,936,905
Mr. Fraser	507,975
Mr. Merkel	6,258
Ms. Edith Lutnick	185,541
Mr. Bisgay	0
Ms. Allison Lutnick	2,424,563

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	16,428,654
KBCR	0
Mr. Fraser	15,000
Mr. Merkel	329,316
Ms. Edith Lutnick	399,690
Mr. Bisgay	0
Ms. Allison Lutnick	8,599

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	103,347,670
CFGM	106,320,194
Mr. Lutnick	121,406,544
KBCR	2,936,905
Mr. Fraser	507,975
Mr. Merkel	6,258
Ms. Edith Lutnick	185,541
Mr. Bisgay	0
Ms. Allison Lutnick	2,424,563

(c) See Item 4, which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel’s immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.

(e) Not applicable.

CUSIP No. 05541T 10 1	Page 13 of 14

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented with the information contained in Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 59	Joint Filing Agreement, dated as of May 26, 2023, by and among the Reporting Persons

Exhibit 60	Amendment No. 1 to Corporate Conversion Agreement, dated as of March 29, 2023, by and between BGC Partners, Inc. and BGC Holdings, L.P. (incorporated by reference to Exhibit 2.15 to Amendment No. 1 to the Annual Report on Form 10-K/A of BGC Partners, Inc. filed with the Securities and Exchange Commission on April 28, 2023)

[The remainder of this page intentionally left blank.]

CUSIP No. 05541T 10 1	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment with respect to the undersigned is true, complete and correct.

Date: May 26, 2023

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A, dated May 26, 2023]